UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2023

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Air Peace Orders Five New Embraer E175s For Fleet Expansion and Renewal

Abuja, Nigeria, 14 September 2023 – Nigeria based Air Peace, West Africa’s largest airline, has placed a firm order for five Embraer E175 aircraft. This strategic decision marks a significant step forward and is in alignment with Air Peace’s ongoing strategy of modernising its fleet. This acquisition is in line with Air Peace’s determination to become the operator of the largest and youngest fleet of aircraft in Africa. It reinforces Air Peace’s commitment to enhancing its domestic and regional network connectivity and paves the way for further regional expansion. Deliveries of the 88 seat aircraft start in 2024. The value of the order, at list price, is US$288.3m.

Already an operator of Embraer’s newest and largest jet, the E195-E2, these smaller aircraft will complement the airlines’ existing fleet, allowing Air Peace to dynamically match capacity to demand, protecting yields and route viability.

The Chairman and CEO of Air Peace, Mr Allen Onyema, said: "This is another important step in helping to realize our ambition to connect the whole of Nigeria with the entire African continent, while also feeding passengers into long-haul flights from our Lagos hub. The acquisition enables us to continue delivering on our ‘no-city-left-behind’ initiative – connectivity is what our passengers, and Africa, demand. The deal also paves the way to establish local maintenance capabilities in Nigeria, with direct support from Embraer.”

“Air Peace’s strategic and innovative approach continues to make them a powerhouse of aviation success in West Africa. Already an E2 operator, it now makes sense to upgauge their ERJ145 fleet, offering passengers more seats and comfort with the E175. The commonality of the cockpits between the E1 and E2 fleet also simplifies aircrew costs and management. Acknowledging Air Peace's significant investment in the acquisition of the Embraer fleet of aircraft, which has increased to 18 brand new firm aircraft to date, Embraer, in partnership with Air Peace is committed to directly supporting the establishment of local maintenance capabilities in Nigeria”, said Stephan Hannemann, VP Sales & Marketing, Head of Africa & Middle East Region, Commercial Aviation.

Images: https://embraer.imagerelay.com/share/69be086e5af2416daf166f6469bfa276

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations